DISTANCE VOTE FORM
AGE - BRF SA of 04.27.2021

Shareholder Name
Corporate (CNPJ) or Individual (CPF) tax number of shareholder
E-mail

Guidelines for completion

Should you, as a shareholder, choose to exercise your right to vote at a distance, pursuant to articles 21-A and following of CVM Instruction No. 481/2009, you must complete this Distance Voting Form (“Form”), which will only be considered valid and the votes cast here counted in the quorum of the General Shareholders’ Extraordinary Meeting of BRF SA, to be held on April 27, 2021, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his / her legal representative (s), as the case may be and under the terms of effective legislation.

It will not be required the recognition of the signatures affixed in the Voting Form, nor their consularization.

On April 20, 2021 (inclusive), the deadline for receiving the completed Form expires, as instructed below.

It should be stressed that in order for the Form to have an effect, the date of 04.20.2021 will be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after 04.20.2021, the votes will not be counted.

Guidance for delivering the Distance Voting Form, indicating the option of sending directly to the company or sending filling instructions to the bookkeeper or custodian

The shareholder who chooses to exercise his voting right by means of this Form, must complete it observing the guidelines above and send it: (i) to the Company or (ii) to the Custodian or (iii) to the Bookkeeper, according the following instructions:

(i)              To the Company: besides the Form, the shareholder shall submit a digitalized copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative: (Brazilian national’s ID, Foreign Resident’s ID, Brazilian driver’s license, passport or class association ID). Legal Entity and Investment Funds - a) Articles of Association or consolidated and current Bylaws (in the case of a Legal Entity) or the consolidated and current fund regulations and Bylaws or Articles of Association of its manager, as the case may be (in the case of Investment Funds); b) ID with a picture of its legal representative: Brazilian national’s ID, foreign resident’s ID, Brazilian driver’s license, passport or class association ID; and c) a document evidencing powers of representation.

(ii)             To the Custodian: this option is intended exclusively for shareholders holding shares in custody at B3 SA - Brasil, Bolsa, Balcão (“B3”). In this case, the distance vote will be exercised by the shareholders in accordance with the procedures adopted by their Custodians. To this end, the shareholder must contact his Custodians and check the procedures established for them to issue voting instructions via Form as well as the documents and information required by them to this end.

(iii)           To the Bookkeeper: this option is intended exclusively for the shareholders holding shares deposited at Itaú Corretora de Valores S.A. (“Itaú”), bookkeeper of the shares issued by the Company. Itaú created the Digital Shareholder Meeting website, a secure solution where it is possible to vote from distance. To vote through the website you need to register and have a digital certificate. Information on registration and step by step to issue the digital certificate are described on the website: https://www.itau.com.br/investmentservices/assembleia-digital/

DISTANCE VOTE FORM AGE - BRF SA of 04.27.2021

Electronic address to send the distance voting form, should the shareholder decide to deliver the document directly to the Company

Bulletins sent directly to the Company must be sent exclusively by electronic means, to the e-mail: acoes@brf-br.com

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone and contact person

Itaú Corretora de Valores S.A.

E-mail: escrituracaoacoes@itau-unibanco.com.br

Address: Avenida Brigadeiro Faria Lima, 3400, 10º Andar, São Paulo, SP, Zip Code 04538-132

Contact: Shareholders attendance

Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 7209285 (other locations) - Opening hours: working days, from 9 am to 6 pm.

Resolutions

Simple Resolution

1. To amend article 3 of the Company’s Bylaws, in order to include, in the corporate purpose, the (i) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter; (ii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (iii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter:

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. To amend Article 33 of the Company’s Bylaws, in order to (1) establish that the Coordinator of the Audit and Integrity Committee will be chosen by the Board of Directors and not by the members of the Audit and Integrity Committee; (2) establish that Audit and Integrity Committee’s regular meetings shall have a bimonthly periodicity and no longer monthly; and (3) exclude the obligation that the meetings between the Audit and Integrity Committee Coordinator and the members of the Board of Directors and the Fiscal Council shall be held quarterly;

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTE FORM AGE - BRF SA of 04.27.2021

Simple Resolution 3. Consolidate the Company’s Bylaws with the approved changes. [ ] Approve [ ] Reject [ ] Abstain
Simple Deliberation 4. Change the Company’s Restricted Stocks Plan of the Company (“Restricted Stocks Plan”).

4.1. Exclude the concepts of “Parity Actions”, “Total Shareholder Return - TSR” and “Funds Committed”, and, therefore change items 1.1, 5.3, 5.3.1 and 7.1 and exclude itens 5.3.2 and 7.2 of the Restricted Stocks Plan;

[ ] Approve [ ] Reject [ ] Abstain

4.2. Insert the possibility for the Company, at its sole discretion and subject to any restrictions and procedures provided for in the applicable legislation and regulation, to grant restricted shares in the form of American Depositary Receipts - ADRs, with the consequent inclusion of a new item 6.2 in the Restricted Stocks Plan;

[ ] Approve [ ] Reject [ ] Abstain

4.3. Consolidate the competence of the Board of Directors to establish the effects of the Beneficiary's termination in relation to “Restricted Stock Not Fully Acquired”, with the consequent amendment of item 8.1 and the exclusion of the current items 8.2 and 8.3 of the Restricted Stocks Plan;

[ ] Approve [ ] Reject [ ] Abstain

4.4. Implement wording adjustments, without material alteration of content, with the consequent alteration of items 1.1 (concepts of “Restricted Stock Not Fully Acquired” and “Committee”), 2.1, 3.1, 3.2, 4.1, 4.2(d), 4.3, 6.1, 7.3, 7.4, 10.2 and 10.3 and the exclusion of the current item 6.2 of the Restricted Stocks Plan:

[ ] Approve [ ] Reject [ ] Abstain

City: __________________________________________________________________________

Date: __________________________________________________________________________

Signature: _________________________________________________________________________

Shareholder Name: _________________________________________________________________

Phone: __________________________________________________________________________